Exhibit 99.1
CONCORD MEDICAL SERVICES HOLDINGS LIMITED
(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that an Annual General Meeting of the Company will be held at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China on Saturday, December 11, 2010 at 1:00 PM (Beijing time) for the purposes of considering and, if thought fit, passing the following ordinary resolutions:
(i).	“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2009 at a fee agreed by the directors be and is hereby ratified, confirmed, approved and adopted in all respects”.

(ii).	“THAT the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2010 at a fee agreed by the directors be and is hereby approved.”

(iii).	“THAT the inclusion of financial statements for the fiscal year ended December 31, 2009 in the Company’s 2009 annual report as filed with the United States Securities and Exchange Commission (which is available on EDGAR at http://www.sec.gov/Archives/edgar/data/1472072/000095012310062459/h04094e20vf.htm) be and is hereby ratified, confirmed, approved and adopted in all respects”.

(iv).	“THAT Zong Lingying be re-designated as an independent director of the Company with immediate effect”.

(v).	“THAT any director of the Company be and is hereby authorised to take any and every action that might be necessary to give effect to the foregoing resolutions (i) to (iv) as such director, in his or her absolute discretion, thinks fit”.

(vi).	Any Other Business.
The Board of Directors of the Company has fixed the close of business on November 10, 2010 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.
A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her place. A proxy need not be a shareholder of the Company. A form of proxy is attached.
To be valid, any proxy must be duly completed, signed and delivered, together with the power of attorney or other authority under which it is signed (if any) or a notarially certified copy thereof, to 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China for the attention of director Yang Jianyu no later than 48 hours before the meeting or adjourned meeting at which the proxy is to be used.

By Order of the Board.

/s/ Jianyu Yang

Director

Date: November 10, 2010